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                                                                    EXHIBIT 99.1



                      LJ International 2001 Revenue up 19%

         HONG KONG, Aug. 16 /PRNewswire/ -- LJ International Inc. (Nasdaq: JADE) today reported a 19% increase in revenue for the year ending Apr 30, 2001 despite a weak fourth quarter result. The Company sees a continuing weak demand in the first quarter but remains optimistic about the outcome of Fiscal 2002.

         Fourth Quarter Highlights:

         * Revenues dropped by $3 million to $8.9 million from $11.9 million due to weak customer sentiment in U.S. market

         * Revenue derived from Europe increased by 66% to $2 million from $1.2 million in previous quarter

         * Despite the expected drop in gross margin; higher selling cost to induce business and provision for doubtful accounts receivable, a net profit of $47,000 for the fourth quarter

         * Over 390 Authorized Dealers signed for Lorenzo-brand jewelry, compared to 120 Authorized Dealers a year ago

         "This is the weakest quarterly customer demand that we have seen in two years. Some of our customers decided to hold their orders in the last minute and we had to tighten our credit policy for customers who seem to have financial difficulties. Also, part of the wealth of many households also vanished as a result of the diving share prices of the dot-com companies. The speed of slow-down of U.S. economy and drop in consumer confidence for the fourth quarter is unprecedented," said Yu Chuan Yih, Chairman and CEO of LJ International.

         Revenues for the fourth quarter ended April 30, 2001 dropped 25% to $8.9 million from $11.9 million for the fourth quarter of fiscal 2000. The drop in revenue is primarily due to a much weakened consumer sentiment in the US because of a slowing economy, rising unemployment rate and the diminished household wealth.

         While the US market is slowing down, the effort in exploring the European market is paying off. Revenue deriving from European customers increased by 66% to $2 million or 25% of total sales in the fourth quarter compared to $1.2 million or 9% of total sales in third quarter this year. This shift in market concentration has helped us lessen our dependence on the US market.

         "Gross margin, as expected, dropped to 37.3% in the fourth quarter compared to 41.4% in same quarter last year. This is a result of a shift of the Company's product mix from primarily semi-precious jewelry to more expensive precious stones, such as diamonds, rubies, sapphires and emeralds. Also, additional selling costs are spent on promoting the Lorenzo-brand line and marketing. Due to the rapid deterioration of the US market, we have taken a prudent approach to make provision of $337,000 for certain customers who have filed for Chapter 11 bankruptcy protection or are considered not recoverable during the fourth quarter. Currently, over 90% of our accounts receivable are credit risk protected. Despite all these, we still recorded a net income of $47,000 or $0.01 per diluted share for the fourth quarter on 8.6 million shares outstanding," said Ringo Ng, CFO of the Company.

         Since the launch of the Lorenzo-brand jewelry in June 2000, over 390 independent retailers have signed on to become Lorenzo Authorized Dealers. With over 200 unique styles and increasing distribution, the company is looking forward to further expanding the Lorenzo-brand jewelry and continuing to build its brand equity in the US and Europe. The company expects sales from the Lorenzo-brand jewelry and other new product lines to accelerate their ramp-up as it continues to leverage on its blue-chip client base. This leverage facilitated its ability to rapidly cross-sell these new product lines and penetrate into new markets.

         Record Fiscal 2001 Financial Results



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         Revenues for the twelve months ended April 30, 2001 increased 19% to a record $46.3 million from $38.9 million in fiscal 2000. While the company experienced a 38% growth in sales for the first three fiscal quarters in 2001 compared to the same period in fiscal 2000, the fourth fiscal quarter in this year recorded a reduction of 25% compared to the same fiscal quarter in the previous year.

         For fiscal 2001, the Company reported a net income of $4.2 million, or $0.49 per diluted share on 8.6 million shares outstanding, compared to $4.5 million, or $0.69 per diluted share on 6.9 million shares outstanding for the last fiscal year. The increase in shares outstanding was due to the conversion of all outstanding convertible debentures during the year.

         Chairman's Comments on Status of Jewelry Industry

         "The U.S. jewelry industry is suffering from the lack of consumer confidence, a diminished household wealth and the risk of an economic recession. The drop in consumer confidence for the fourth quarter is unprecedented, but we remain cautiously optimistic that the US jewelry market is going to revive after consecutive interest-rate cuts, tax-refund program from the Bush-Administration, as well as the traditional holiday seasons in the second and third quarters. On the other hand, the effort that we've spent on the European market is starting to pay off. We have full time native French-speaking salesmen handling major French chain-stores like Les Nouveau Bijoutiers, Marcorian, Verlor S.A., Vigoureux S.A, etc., and we are particularly delighted to see their orders flowing in when the US market is going through a difficult time. We find this very encouraging and believe the European market can provide the propelling forces for us to remain in the expansion track. While our competitors are still beginning to enter the European market, we shall be tapping the market in Southern Europe, including Spain and Portugal, as well as Japan in Asia. In addition, our existing presence and experience accumulated in both Hong Kong and China has put us into a commanding position, when compared to jewelry manufacturers from other part of the world, to take advantage of the potential business opportunities when China becomes a member of the World Trade Organization and the up-coming Beijing Olympic in 2008." said Mr. Yih.

         First Quarter Remain Weak but Promising for Fiscal 2002

         "Based on currently available information, the first quarter remain weak but the risk of recession in US is diminishing. We believe the consecutive interest rate cuts, stable unemployment rate, lower risk of recession, the traditional holidays season in second and third quarters, and the encouraging European market, will help us achieve a promising fiscal 2002 performance," concluded Mr. Yih.

         About LJ International Inc.

         LJ International with its headquarter based in Hong Kong for over 14 years operates two manufacturing facilities in China that employ approximately 2,000 skilled craftsmen. The Company's operations are totally vertically integrated from mine-to-market. With manufacturing operations in the People's Republic of China for more than 10 years, LJ International Inc. has grown to become one of the world's largest public listed manufacturer and marketer of fine jewelry. The Company produces more than 2 million pieces of jewelry and cuts more than 4 million carats of high quality gemstones annually, which are sold primarily to the largest jewelry retailers in the United States. LJ International invites the public to visit the Company's website at http://www.ljinc.com/ for additional information.

         Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the launch of Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and



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uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

                              LJ INTERNATIONAL INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           IN ACCORDANCE WITH US GAAP
      (United States Dollars in thousands, except share and per share data)

                                   Three months ended       Twelve months ended
                                         April 30                 April 30
                                    2001         2000        2001        2000
                                     US$          US$         US$         US$
                                 (unaudited)  (unaudited)  (Audited)   (Audited)
    Sales                        8,925        11,941       46,285      38,926
    Costs of goods sold          5,598         6,996       28,718      22,938
    Gross profit                 3,327         4,945       17,567      15,988
    Selling, general and
     administrative expenses     3,457         3,448       12,887      10,497
    Operating income / (loss)     (130)        1,497        4,680       5,491
    Other income / (expenses)      114          (642)        (292)       (965)
    Income / (loss)
     before income taxes           (16)          855        4,388       4,526
    Income taxes                    63           229         (211)         (3)
    Net income under US GAAP        47         1,084        4,177       4,523

    Earnings per share
     - basic (US GAAP)           $0.01         $0.16        $0.49       $0.69
    Earnings per share
     - diluted (US GAAP)         $0.01         $0.14        $0.49       $0.66
    Weighted Avg. Shares
     Outstanding - basic     8,671,615     6,883,990     8,567,366  6,589,415
    Weighted Avg. Shares
     Outstanding - diluted   8,671,615     7,964,500     8,616,850  6,944,640



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                           SELECTED BALANCE SHEET DATA
                           IN ACCORDANCE WITH US GAAP
      (United States Dollars in thousands, except share and per share data)


                                        As of April 30   As of April 30
                                            2001             2000
                                          (Audited)        (Audited)
    Cash                                   $7,021          $5,031
    Accounts receivables, net               6,264           5,522
    Inventories                            20,822          19,203
    Prepayments and other current assets    3,288           3,244
    Total current assets                   37,395          33,000
    Property, plant and equipment, net      6,378           6,374
    Investment securities                   3,285               -
    Tangibles                                   -              56
    Intangibles                               242             270
    Total assets                           47,300          39,700
    Total current liabilities              15,852          12,017
    Total liabilities                      16,139          15,830
    Common stocks                              87              74
    Additional paid-in capital             14,824          11,820
    Warrant reserve                           436             339
    Retained earnings                      15,814          11,637
    Total shareholders' equity            $31,161         $23,870

SOURCE LJ International Inc.

     /CONTACT: Ringo Ng, Chief Financial Officer of LJ International, Inc., +852-2764-3622, or ringong@ljintl.com/

     /Web Site: http://www.ljinc.com/